

Mail Stop 3010

August 17, 2009

Laurence Penn, Chief Executive Officer
Ellington Financial LLC
53 Forest Avenue
Old Greenwich, CT 06870

>   **Re: Ellington Financial LLC**
>   **Registration Statement on Form S-11**
>   **File No. 333-160562**
>   **Filed July 14, 2009**

Dear Mr. Penn:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your reference throughout the prospectus to the Treasury's Department Public-Private Investment Program (PPIP). Please tell us whether you expect to participate in the PPIP. If there is a reasonable possibility that you will purchase assets through this program and accept the guarantees associated with the program, please revise to describe the specific programs, such as the legacy loans program and the legacy securities program, and the possibility of acquiring loans and real estate related assets in this manner.

2.   We note that you intend to operate your business in a manner that will allow you to rely upon Sections 3(c)(5)(C) and 3(c)(7) of the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

3.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4.   Please provide the disclosure regarding promoters required by Item 11 of Form S-11.

5.   Please revise to provide a discussion regarding your determination of the offering price. Please refer to Item 505 of Regulation S-K.

6.   Please incorporate any changes to your audited financial statements as deemed appropriate.

Summary, page 1

Our Manager and Ellington, page 1

7.   Here or in the appropriate section, please revise to discuss the material terms of the service agreement between your manager and Ellington.

8.   Please revise to discuss how your manager is affiliated with Ellington. Also, discuss EMG Holdings.

9.   Please revise to clarify if your manager was formed solely to serve as your manager and whether or not it has any employees. Clarify if it must rely upon Ellington to satisfy its fiduciary and contractual obligations owed to you.

10.   We note the disclosure regarding Ellington's "highly analytical investment process" and "broad-based deal flow." Please describe these terms in greater detail here and in the business section.

Our Strategy, page 2

11.   You generally refer to opportunities in discussing your operations. Please revise to discuss the specific opportunities you are referring to.

12.   Please elaborate on the disparities that Ellington believes exists between the MBS
        sectors.

Our Performance, page 5

13.   We note that you believe that your performance compares favorably to market
        indices and other companies with similar business models. Please revise to
        provide the basis for your belief.

Our Competitive Strengths, page 6

14.   Please revise to balance this disclosure by clarifying that Ellington is not
        obligated directly to you for the services you expect to receive that constitute the
        competitive strengths you disclose here. Specifically, please clarify, if true, that
        you would have no recourse towards Ellington if it breached its duties under its
        service agreement with your manager.

Conflicts of Interest, page 11

15.   Please revise to disclose the number of other entities that Ellington manages and
        the number of entities that have similar investment objectives to you in order to
        place this conflict into context.

Lock-up Agreements, page 14

16.   Please disclose the number of shares to be subject to the 180 day lock-up
        agreement.

Risk Factors, page 21

17.   We note that your disclosure in this section is 36 pages long. Risk factors are
        intended to be brief highlights of the material risks that you are specifically
        subject to. The narratives should only provide enough discussion to put the risks
        into context. Several of your risk factor narratives are unnecessarily verbose and
        about a page in length. Please revise your risk factors and revise to provide brief
        and concise narratives. To the extent additional details are needed or you would
        like to provide mitigating disclosure, such information should be included in your
        business or MD&A disclosure.

We may depend on U.S. government equity and debt financing…., page 33

18.   This risk factor discusses ratings downgrades and discretion held by the Federal
        reserves, which is also discussed in several of the risk factors that follow. Please
        revise to eliminate the repetition.

We may be subject to adverse legislative or regulatory changes and to regulatory inquiries or proceedings, page 40

19.   We note that there are several risk factors preceding this one that discuss your subjection to current and future legislative and regulatory changes. Further, we note that the narrative here specifically deals with inquiries and proceedings. As such, please revise the subheading to limit this risk factor to that associated with regulatory inquiries and proceedings and clarify how the inquiries present potential harm to your operations. Also, please note that the risk factor that immediately follows this one is repetitive of this risk factor and several that precede it.

Failure to procure adequate funding and capital…., page 42

20.   This risk factor appears to address the same risk as the risk factor with the subheading, "our access to financing sources, which may not be available on favorable terms…." Please revise to eliminate the repetition.

If we fail to maintain an effective system of internal controls…., page 42

21.   It is not clear how this risk factor and the one immediately following it with the subheading "once we are a public company…." are specific to you as they apply to all public companies across industries. Please revise to clarify how those risks are specific to you or remove the risk factors.

The lack of liquidity in our assets…., page 43

22.   This risk factor appears to address the same risk as the risk factor with the subheading, "the lack of liquidity of some of our assets…" on page 27. Please revise to eliminate the repetition.

Terrorist attacks and other acts of violence…., page 44

23.   It is not clear how this risk factor is specific to you as it applies to all public companies across industries. Please revise to clarify how that risk is specific to you or remove the risk factor.

The market price and trading volume…., page 49

24.   This risk factor and the one following it appear to address the same risk. Please revise to eliminate the repetition or revise to clarify how each discusses separate risks.

Use of Proceeds, page 58

25.   We note the list of asset classes you will invest in as part of your business plan. Please revise your use of proceeds disclosure to clarify if you intend to pursue a similar makeup to your current holdings with the proceeds from this offering.

26.   We note your disclosure that you intend to acquire the targeted assets. Please revise to include a breakdown of your intended use of proceeds for each of the target asset classes and subclasses.

Institutional Trading of Our Common Shares, page 59

27.   Here or in the appropriate section, please revise to discuss your repurchases of shares.

Distribution Policy, page 60

28.   Please revise to discuss your experience paying distributions/dividends and compare such experience to your disclosed current intention on this page.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

Critical Accounting Policies, page 68

29.   We note the disclosure that you conduct your operations so that you are not required to register as an investment company under the Investment Company Act, yet you have provided financial statements under Article 6 of Regulation S-X. Clarify how you determined you were within the scope of the AICPA Audit and Accounting Guide for Investment Companies. Please also tell us and disclose your consideration of FSP 07-1-1.

Valuation, page 69

30.   We note that your Level 3 fair value methodologies include the use of proprietary models and the valuations from third parties (typically, broker dealers). Please consider explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

- The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services;

- The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

- Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

- The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

- Whether the broker quotes are binding or non-binding; and

- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

31.   Refer to the first risk factor listed on page 26. We note that you do not obtain third party valuations for all of your assets. Tell us the assets that third party valuations are not being obtained for and the method and assumptions used in valuing such assets.

32.   To the extent management's judgment is used in valuing financial instructions classified within level 3 of the fair value hierarchy, please tell us what consideration you gave to providing a sensitivity analysis related to the valuation of these instruments.

Contractual Obligations and Commitments, page 80

33.   Please discuss and include your estimated payment obligations associated with the underlying guarantees arising from your credit default swap activities.

Business, page 84

34.   Please revise to provide a subsection to discuss any regulatory structure of oversight that affects your operations.

Our Manager and Ellington, page 84

35.   We note your disclosure on page 84 that certain hedge funds of Ellington have not been actively making new investments but instead have been returning capital to investors. Please explain this statement.

Our Strategy, page 85

36.   We note disclosure throughout this document that your strategy is intended to take advantage of opportunities in the current credit environment. The disclosure in this subsection is general and does not discuss the opportunities or how you would take advantage of them. Please revise to provide detailed explanation of how your strategy takes advantage of this environment.

Non-Agency RMBS, page 86

37.   We note the description of your RMBS portfolio on page 71. It appears that greater disclosure about the breakdown of the principal asset allocation in your portfolio would be important to investors' understanding of your business. For instance, the makeup of the seniority or credit ratings of your non-agency RMBS is not clear. Please revise to provide greater detail or explain why such disclosure is not necessary.

38.   Please revise discuss the "risk-adjusted" nature of your strategy. Is there any minimum grade or maximum subordination you would limit your investments to?

Mortgage Related Derivatives, page 88

39.   To the extent possible, please discuss the impact that any new regulations related to derivatives, including credit default swaps, would have on your operations.

Corporate Debt and Equity Securities and Derivatives, page 88

40.   We note that the investments made in this section are "for hedging purposes." To aid investors' understanding, please discuss the corporate debt and equity securities that you hold that are being hedged based on your holdings disclosed on page 73.

Our Financing Strategies and Use of Leverage, page 91

41.   We note that a great majority of your reverse repos are collateralized by agency RMBS. Please revise to clarify if the proceeds from such reverse repos are limited to investment in additional agency RMBS. If not, identify the asset classes you have utilized such funds towards.

42.   Please revise to discuss the counterparties' ability to determine the value of collateral and impose margin calls. Explain the "varying degrees" of their ability to determine the value of your collateral. Also, clarify if you have been subject to any margin calls.

Conflicts of Interest, page 92

43.   In the situation of a cross or principal transaction where there are no readily
        observable market prices, please discuss how the prices of any assets you
        purchase or sale would be determined.

Executive Compensation, page 106

44.   We note that you are required to reimburse the salaries and benefits provided to
        your dedicated officers. Please revise to provide executive compensation
        disclosure for your dedicated officer. Please refer to Item 402 of Regulation S-K.
        Otherwise, please advise why such disclosure is not applicable.

45.   Please revise to clarify if you have granted LTIP units to your officers. If the
        units granted to your manager are allocated to your officers, please revise to
        disclose such allocation.

Base Management Fees, Incentive Fees and Reimbursement of Expenses, page 113

46.   Please provide a calculation of the incentive fee paid for the year ended December
        31, 2008, the only year you paid incentive fees, so that investors can better
        understand the fee. Provide a similar calculation for your base management fee
        for the last quarter such fee was paid. Also, discuss how this offering may affect
        the base management fee.

47.   Please revise to discuss the termination fee.

48.   Please revise to discuss the manager special distribution.

Material U.S. Federal Income Tax Considerations, page 131

49.   On page 132, we note that Hunton & Williams "will" render an opinion related to
        your partnership treatment for tax purposes. Please note that a tax opinion must
        be filed prior to effectiveness of this registration statement. As such, it would
        appear that such opinion will have been obtained prior to distribution of your final
        prospectus. Please revise accordingly.

Consolidated Financial Statements as of March 31, 2009

Note 2 – Significant Accounting Policies, page F-15

(A) Valuation, page F-15

50.   Consider disclosing the following as it relates to your assets and liabilities categorized as Level 3:

- the reason for any material decline or increase in the fair values; and

- whether you believe the fair values diverge materially from the amounts you currently anticipate realizing on settlement or maturity. If so, disclose why and provide the basis for your views.

(D) Swaps, page F-19

51.   Please tell us, and expand your disclosure to include, the specific methodology and assumptions used in valuing your swap contracts.

52.   For credit protection sold and credit protection purchased, please tell us and consider disclosing the extent to which the derivative activity was for the following purposes:

- Provide default risk protection to offset credit exposure to your holdings of the related reference entity's debt in your loan portfolio, investment portfolio, or loan commitments outstanding;

- Create new credit exposure for your own trading purposes;

- Reflect credit exposures taken for the benefit of your clients; and

- Provide an offset to credit exposure taken for the benefit of clients.

Further, discuss your overall strategies employed in your credit derivatives portfolio as well as any changes in those strategies during the periods presented.

53.   In addition to the above, please tell us and consider disclosing the following information related to your credit default swaps:

- Discuss any trends experienced within the portfolio both in terms of positions held and realized gains and losses. Specifically disclose the reasons for the significant changes in the notional amounts as well as the reasons for the changes in the fair values of the swaps. Discuss any expected changes to those trends.

- Discuss the types of counterparties (e.g. broker-dealers, other financial institutions, non-financial institutions, and insurance and financial guaranty firms) to your credit protection purchased. Consider quantifying the notional amount of credit derivatives by type of counterparty, separated between whether you purchased protection from the counterparty or sold protection to the counterparty.

- Discuss how you incorporated your own credit risk and the counterparty's credit risk in your valuation of the credit derivative.

(F) Reverse Repurchase Agreements and Repurchase Agreements

54.   Tell us your consideration of the disclosure provisions of 4-08(m) of Regulation S-X, including potential disclosure of specific counterparties.

Note 7 – Lehman Brothers

55.   Please clarify how the closing out of the contracts with LBSF resulted in a net realized gain of $28.8 million. In addition, advise your basis for including an impairment loss or reserve of $15.6 million as an offset to this amount within Net Realized Gains in your Statement of Operations.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Yolanda Crittendon (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3233.

Sincerely,

Thomas Kluck
Branch Chief

cc: Via Facsimile
        Daniel M. LeBey, Esq.
        S. Gregory Cope, Esq.
        (804) 788-8218